EXHIBIT 99.1

Student Transportation Inc. Brings New Propane Fleet to St. Paul Public Schools

Company Will Debut New Fleet and Refurbished Facility, Hiring Local Drivers

WALL, N.J., July 15, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third largest provider of school bus transportation services, today announced that its subsidiary, Student Transportation of America, Inc. (STA), has been awarded a new five-year contract with St. Paul Public Schools in Minnesota and is currently hiring drivers for open positions. The $4 million annual contract, to begin next month, will feature 65 new, propane-powered vehicles and a refurbished facility located in St. Paul. The contract award also marks the expansion of the company's operations in Minnesota, where it currently operates over 100 vehicles for the East Carver School District in Chaska.

"The Twin Cities area is a hotbed for innovation and progressive thinking, so our company values and strategy in using alternative fuels and technology should create an exciting partnership with the community," said STI CEO Denis Gallagher. "We have been in Minnesota for almost 10 years now and saw an opportunity to expand across the southern part of the state to St. Paul, which we thought would welcome some new ideas. We're creating over 75 new jobs in the community for drivers, dispatchers, and vehicle technicians and we feel everyone will enjoy working in our family culture and driving the new, state-of-the-art equipment. The vehicles are easy to drive, quiet, and parents will like that they burn 60 percent less carbon monoxide than typical school buses."

The vehicles also feature on-board cameras, GPS, and Child Check-Mate systems for added security. The company also expects to debut their mobile app SafeStopTM, during this school year. SafeStopTM is a mobile application that allows parents to securely track the location of their child's school bus along its route to and from school every day. The service also includes various information notices and alerts sent to its members.

The company plans to hold an open house at the facility in early August to showcase the new vehicles and introduce members of the community to the STA team. Details on that event will be released in the coming weeks. For those interested in applying for driver positions, the company is encouraging people to call its local Minnesota office at (952) 361-0899 or visit www.Drive4STA.com and fill out the short pre-application. Free training is available for all those interested as well. To learn more about STA, visit www.RideSTBus.com.

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 11,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Patrick T. Gallagher
         Marketing & Communications Manager
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com